CONFIDENTIAL TREATMENT REQUESTED1

May 25, 2016

BY EDGAR AND BY HAND

Ms. Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation Amendment No. 6 to Draft Registration Statement on Form F-1 Confidentially Submitted April 15, 2016 CIK No. 0001611820

Dear Ms. Woo:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated May 12, 2016, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 7 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on April 15, 2016. This letter is being submitted together with confidential draft no. 8 of the Draft Registration Statement (“Draft No. 8”). Draft No. 8 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 8, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 8.

[1]

Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Commission.

Ms. Jan Woo

May 25, 2016

In addition, the Company respectfully advises the Staff that the Company has removed references to the leases that had been proposed to be filed as Exhibits 10.3 and 10.8 to the Draft Registration Statement based on the Company’s analysis, as explained below, that neither of the leases constitutes a “material contract,” in particular a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The aggregate amount of annual rent commitments under the lease referenced in Exhibit 10.3, which is for office space the Company will start vacating beginning early 2017, represented less than 1.0% of the Company’s total operating expenses for fiscal year 2015, and the Company’s operating lease commitments (attributable to office space and stores) payable within one year as of December 31, 2015 amounted to ¥2.8 billion, which was less than 2.4% of its total operating expenses for the same period. The aggregate amount of annual rent commitments for the lease referenced in Exhibit 10.8, which is for office space for which the Company’s rent payment obligation does not commence until early 2017, would have represented less than 2.1% of the Company’s total operating expenses for fiscal year 2015, and the Company believes that, if it could not use such office space, it would be able to find adequate replacement space on broadly similar commercial terms and without causing material disruption to its business.

The Company notes that it had previously determined that the lease referenced in Exhibit 10.3 was material based on the fact that the annual rent payments for the lease paid during 2012 were equal to approximately 7.7% of the Company’s total operating expenses for the year ended December 31, 2012. However, as the Company has grown in size, for the reasons set forth above, it does not believe that any of its leases constitutes a “material lease” that needs to be filed as an exhibit to the Draft Registration Statement. The Company will continue to evaluate any new leases for materiality and, if the Company enters into a material lease agreement, it will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Unaudited Pro Forma Financial Information, page 57

1.	We note your disclosure that in connection with this transaction you will cancel your existing trade receivable from BIZTH of ¥187 million. Clarify whether your pro forma revenue adjustment on page 58 reflects the cancellation of this trade receivable.

The Company advises the Staff that the pro forma revenue adjustment does not give effect to the cancellation of the trade receivable of 187 million yen from BIZTH. The pro forma revenue adjustment reflects the reversal of revenue which was previously eliminated as part of the Company’s consolidation process but which became revenue from BIZTH as a result of the joint venture transaction. For clarification purposes, the following sentences have been amended in the relevant footnotes of the pro forma financial information (the changes are italicized and bolded for your reference):

Page 60: “Reflects revenues and other operating income of ¥222 million, which were previously eliminated as part of the consolidation process but which are now presented as our revenue from BIZTH as a result of the joint venture transaction, offset by ¥10 million of revenues from BIZTH customers that have also been eliminated as a result of the joint venture transaction”.

Page 61: “Reflects revenues and other operating income of ¥81 million, which were previously eliminated as part of the consolidation process but which are now presented as our revenue from BIZTH as a result of the joint venture transaction, offset by ¥5 million of revenues from BIZTH customers that have also been eliminated as a result of the joint venture transaction”.

Ms. Jan Woo

May 25, 2016

Rule 11-02(6) of Regulation S-X requires that adjustments related to the pro forma condensed statement of profit or loss be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Accordingly, for purposes of preparing the pro forma condensed statement of profit or loss, the cancellation of LINE’s trade receivable from BIZTH occurred as part of the deconsolidation of BIZTH on January 1, 2015.

Before the transaction, the revenue generated from the services rendered was eliminated as part of the consolidation process of LINE’s Consolidated Statement of Profit or Loss. After the transaction and throughout the fiscal year ended December 31, 2015, LINE continued to render services to BIZTH, as if it were a joint venture. Therefore, for purposes of the pro forma, the revenue generated from the services rendered was added back in the pro forma revenue adjustment to present such revenue as revenue from a non-consolidated joint venture.

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss, page 58

2.	Clarify how your pro forma revenue adjustment and your pro forma adjustment for share of loss of associates comply with the requirements of paragraph 28 of IAS 28.

Paragraph 28 of IAS 28 stipulates that “upstream” and “downstream” transactions between an entity and its associate or joint venture be recognized in the entity’s financial statements only to the extent of unrelated investors’ interest in the associate or joint venture. The investor’s share in the associate’s or joint venture’s gains or losses resulting from these transactions is eliminated. That is, the gains or losses that would be eliminated are the portions of the transaction that have not been fully realized by an onward sale to a third party by the entity or the associate or joint venture, as the case may be. For example, if a company sold a product to a 40% owned affiliate that resulted in $100 of profit and the product is still in the affiliate’s inventory, it would recognize $60 in profit and defer $40 until the affiliate sells such inventory to a third party.

All the transactions between LINE and BIZTH relate to services rendered by LINE to BIZTH. These services relate to the usage of the Company’s IT systems and there was nothing recorded in the balance sheet related to these transactions. That is, the recognition is not dependent upon a transaction with a third party. There were no transactions, such as sales or contributions of assets, between LINE and BIZTH that resulted in unrealized gains or losses at the end of the reporting periods presented.

Based on the nature of the transactions between LINE and BIZTH, pro forma adjustments of revenue and share of loss of associate were not impacted by the requirements of paragraph 28 of IAS 28. For clarification purposes, the following sentence has been added in the relevant footnotes of the pro forma financial information: “All of the transactions between BIZTH and us relate to the rendering of services and there was nothing recorded in the balance sheet related to these transactions. Therefore, the recognition is not dependent upon a transaction with a third party”.

Notes to Consolidated Financial Statements

2. Basis of Presentation

Prior Year Adjustments, page F-10

3.

We note your disclosure that in the fiscal year ended December 31, 2015, the Group recorded adjustments to correct prior period errors which originated in the fiscal years ended December 31, 2013 and 2014. The aggregated adjustment decreased loss before tax from continuing operations in the Consolidated Statements of Profit and Loss by 123,616 thousand yen for the fiscal year ended December 31, 2015. The Group determined that the adjustment was not material to the Consolidated Financial Statements for any of the periods and for the year ended

Ms. Jan Woo

May 25, 2016

December 31, 2015. We note that the adjustment represented 23% of your reported loss before tax from continuing operations for the year ended December 31, 2015. Clarify how you determined that this was not material to your financial statements.

The Company respectfully advises the Staff that upon discovery of these errors, which originated in the fiscal years ended December 31, 2013 and 2014, the Company specifically took into account both quantitative and qualitative factors related to assessing the materiality of the errors by reference to Staff Accounting Bulletin No. 99. In addition, the Company evaluated these errors under both the “iron curtain” method and “rollover” method. On the basis of this evaluation, the Company determined that these errors were immaterial both individually and in the aggregate for any of the periods and for the year ended December 31, 2015. The Company disclosed the accounting treatment for these errors in the 2015 Consolidated Financial Statements to enhance transparent financial reporting.

Quantitative analysis

The Company has quantified the errors under both the “rollover” and “iron curtain” methods as follows:

Impact to financial statements:

Rollover	Financial year 2013				Financial year 2014				Financial year 2015
	a	b	c=b/a	d=a+b	e	f	g=f/e	h=e+f	i	j	k=j/i	l=i+j

(million yen)	As reported	Adjustment amount	Ratio	As if adjusted	As reported	Adjustment amount	Ratio	As if adjusted	As reported	Adjustment amount	Ratio	As if adjusted
Revenues and other operating income:	39,655	69	0.2%	39,724	86,662	80	0.1%	86,742	120,880	(149)	-0.1%	120,731
(Loss)/ profit before tax from continuing operations	(8,318)	69	-0.8%	(8,249)	6,263	54	0.9%	6,317	(530)	(123)	23.2%	(653)
(Loss)/ profit for the year	(6,391)	61	-1.0%	(6,330)	2,004	18	0.9%	2,022	(7,972)	(79)	1.0%	(8,051)

Iron curtain	Financial year 2013				Financial year 2014				Financial year 2015
	a	b	c=b/a	d=a+b	e	f	g=f/e	h=e+f	i	j	k=j/i	l=i+j

(million yen)	As reported	Adjustment amount	Ratio	As if adjusted	As reported	Adjustment amount	Ratio	As if adjusted	As reported	Adjustment amount	Ratio	As if adjusted
Revenues and other operating income:	39,655	69	0.2%	39,724	86,662	149	0.2%	86,811	120,880	0	0.0%	120,880
(Loss)/ profit before tax from continuing operations	(8,318)	69	-0.8%	(8,249)	6,263	123	2.0%	6,386	(530)	0	0.0%	(530)
(Loss)/ profit for the year	(6,391)	61	-1.0%	(6,330)	2,004	79	3.9%	2,083	(7,972)	0	0.0%	(7,972)

The rollover approach quantifies misstatements based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatements that originated in prior years.

The iron curtain approach quantifies misstatements based on the effect of correcting the misstatements existing in the balance sheet at the end of the current year.

•	Impact to 2013 financial statements

The impact of these errors under either method on total revenues, profit before tax from continuing operations and loss for the year in 2013 was 0.2%, -0.8% and -1.0%, respectively. In addition, the

Ms. Jan Woo

May 25, 2016

correction of such errors would not have changed reported loss before tax from continuing operations to a profit. Therefore, the Company concluded that such amounts were not quantitatively material and no adjustment was made to the 2013 financial statements.

•	Impact to 2014 financial statements

The impact under the rollover method of these errors on total revenues and profit before tax from continuing operations and profit for the year in 2014 was 0.1%, 0.9% and 0.9%, respectively. Under the iron curtain method, the impact of these errors on total revenues and profit before tax from continuing operations and profit for the year in 2014 was 0.2%, 2.0% and 3.9%, respectively. In addition, the correction of such errors would not have changed reported profit before tax from continuing operations to a loss. Therefore, the Company concluded that such amounts were not quantitatively material, under both the rollover and the iron curtain method, and no adjustment was made to the 2014 financial statements.

•	Impact to 2015 financial statements

The impact under the rollover method of correcting these errors on total revenues and loss before tax from continuing operations and loss for the year in 2015 was -0.1%, 23.2% and 1.0%, respectively. The correction of such errors did not change reported loss before tax from continuing operations to a profit.

Even though the 23.2% impact on loss before tax from continuing operation would initially appear to be quantitatively material, when considering additional factors, the Company believes that the error would not influence the economic decisions that users make on the basis of the financial statements.

The Company believes that 2015 was essentially a break-even year. The following table is a summary of the Company’s profit (loss) before tax from continuing operations:

	(In millions of yen)

	For the year ended December 31,
	2012	2013	2014	2015	2016(f)		2017(f)
Profit (loss) before tax from continuing operations	-3,232	-8,318	6,263	-530	[***	][2]	[***	][2]

(f) = forecast

As indicated, the absolute amount for 2015 was substantially less than prior years and is less than the amounts the Company expects in the future.

The break-even result was attributable, in part, to the Company incurring 11,213 million yen in expenses arising from equity-settled share-based payment transactions, a significant increase of 273% or 8,241 million yen from 2,975 million yen in fiscal year 2015. The Company expects these costs to decrease to [***]2 yen and [***]2 yen in fiscal year 2016 and 2017, respectively, and revenues to increase further.

Because the Company’s loss from continuing operations was near break-even for 2015, the Company does not believe that, despite the correction of the error being a large percentage of this particular line item, it results in the correction being material to the financial statements as a whole. Income (loss) from continuing operations was much larger in the past and is expected to be much larger in the future. The impact of the errors on net income in 2015 was only approximately 1% and is immaterial to all other line items.

[2]	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Commission.

Ms. Jan Woo

May 25, 2016

In his speech before the 2007 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman, Associate Chief Accountant in the Division of Corporation Finance, indicated that when a company reports break-even results, large errors in percentage terms may be immaterial. The Company believes that Mr. Hardiman’s observation is pertinent to the Company’s conclusion regarding these errors.

In addition, for the evaluation of the materiality of the 23.2%, the Company completed a qualitative analysis.

Qualitative analysis

In performing its qualitative analysis, the Company specifically took into account the qualitative factors related to assessing the materiality of the errors by reference to Staff Accounting Bulletin No. 99 and considered the following factors in assessing the impact of these errors on each of the periods 2013, 2014 and 2015:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

These errors are factual findings, mainly caused by cut-off errors in revenue and a miscalculation of unit prices, not accounting estimates. The Company can precisely measure and isolate the impact of these errors. These errors were not intentional and once identified, new internal controls over financial reporting were implemented and tested for design and operating effectiveness.

Whether the misstatement masks a change in earnings or other trends

These errors did not change the trend of revenue growth or mask a change in profit or loss or other trends as described above.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

This aspect is not applicable because the Company is not a public entity and therefore there are no consensus expectations from analysts.

Whether the misstatement changes a loss into income or vice versa

These errors did not change a loss into income or vice versa for any of the periods.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company operates in only one segment, the LINE & Portal segment. As such, all of the errors affected this segment. The MixRadio segment was discontinued operation and these errors did not impact the MixRadio business. Therefore, there is no significant impact on segment information or each business’ financial performance.

Whether the misstatement affects the registrant’s compliance with regulatory requirements

The Company is subject to a number of regulations that affect companies conducting business over the internet. Based on the Company’s assessment of the materiality of the errors and on the Company’s internal investigation, however, these errors did not affect the Company’s compliance with regulatory

Ms. Jan Woo

May 25, 2016

requirements, including the requirement to provide deposits in accordance with the Japanese Payments Services Act for virtual currency. The Company does not believe that the correction will result in further legal proceedings, claims or government investigations.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The errors did not impact loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The errors did not lead to an increase in the compensation of the Company’s management. The Company has stock option incentive plans for directors and employees but the errors did not impact the valuation of these options. In addition, the Company does not have other compensation schemes that are dependent on or specifically linked to the Company’s performance.

Whether the misstatement involves concealment of an unlawful transaction

The errors related to cut-off errors in revenue and to a miscalculation of unit price. Based on the results of the Company’s internal investigation and root cause analysis, the Company concluded that the errors were not related to fraud and did not involve the concealment of unlawful transactions.

The likelihood that a misstatement that is currently immaterial may have a material effect in future periods

The error has been corrected in 2015 and therefore it will not impact future periods. In addition, new internal controls over financial reporting were implemented and tested for design and operating effectiveness.

Is significant to the understanding of known previous communications to users, for example, in relation to forecast earnings

The Company is not yet a public business entity and has not provided financial information or forecast earnings to external users of the financial statements.

Relates to items involving particular parties (for example, whether external parties to the transaction are related to members of the entity’s management)

The errors do not involve particular parties that have interests contradicting our materiality assessment. Also, the errors are not based on any transaction that requires judgment with respect to particular parties.

Is an omission of information not specifically required by IFRS but which is important to the users’ understanding of the financial position, financial performance or cash flows of the entity

This factor is not applicable as no information has been omitted.

Impact the investment decision by a reasonable person relying on the Company’s financial information

As described above, because the Company’s loss from continuing operations was near break-even for 2015, the Company does not believe that, despite the correction of the error being a large percentage of

Ms. Jan Woo

May 25, 2016

this particular line item, it results in the correction being material to the financial statements as a whole. Income (loss) from continuing operations was much larger in the past and is expected to be much larger in the future. The impact of the errors on net income in 2015 was only approximately 1% and is immaterial to all other line items. For 2014 and 2013, the Company believes that the error correction was quantitatively immaterial which provides additional support that the reversal of those errors should not be considered material in 2015 in which both revenue and expense increased by a substantial amount. In addition, because the Company’s financial statements have not been made publicly available, the error would not impact a person relying on the Company’s financial information. The error is now clearly disclosed in Note 2, Basis of Preparation, to the financial statements.

Affects other information that will be communicated in documents containing the financial statements

The nature of these errors will not affect or contradict other information communicated by the Company to investors or regulators through documents containing the financial statements.

Is a misclassification between particular account balances (e.g., between operating or non-operating income or recurring and non-recurring income items)

The nature of these errors does not result from a misclassification between particular account balances.

Conceals technical insolvency or going concern problems or could affect the entity’s distributable profits and hence the ability to pay dividends

As noted in the quantitative analysis above, the Company believes that the errors are immaterial and there is no impact on the Company’s solvency or going concern. In addition, the Company does not intend to pay dividends in the foreseeable future.

Materiality not only in terms of current period effects, but also in terms of expected and even possible effects in future reporting periods. This can be particularly important when a waived adjustment is expected to have a significant reversing effect in a single future period

As noted above, new internal controls of financial reporting were implemented after these errors were identified. The Company believes that these internal controls have mitigated the risk of similar errors occurring in the future. In addition, as noted above, under the iron curtain method, the Company has corrected these errors in the 2015 financial statements and therefore, no reversing effect will occur.

Based on the quantitative and qualitative analysis above, the Company determined that the errors did not have a material impact in 2013 and 2014, both under the rollover method and the iron curtain method. Therefore, the Company corrected these errors as an “out of period” adjustment in 2015 and concluded that the corrections would not influence the economic decisions that users make on the basis of the financial statements.

Ms. Jan Woo

May 25, 2016

14. Income Taxes, page F-47

4.	We note your disclosure on page 103 that deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. Please clarify the factors that you considered in determining that it is probable that taxable income will be available. As part of your response, tell us how you considered your prior losses from continuing operations in this evaluation.

As of December 31, 2015, the Company recorded deferred tax assets of 3,132 million yen related to unused tax losses. This balance relates to LINE Plus Corporation (“LINE Plus”), which recorded a taxable income of 5,260 million yen for the year ended December 31, 2015 on a stand-alone basis, before utilizing tax losses incurred in 2013.

Until fiscal year 2014, LINE Plus recorded losses of 13,535 million yen and 8,840 million yen for the years ended December 31, 2013 and 2014, respectively, and no deferred tax asset was recognized due to the existence of unused tax losses, which was strong evidence that future taxable profit would not be available. As disclosed on page 163 of Draft No. 8, the Company and LINE Plus entered into an arrangement in 2015 under which the Company is obligated to pay LINE Plus an amount equivalent to 70% of revenues generated from the Company’s Sticker sales and advertising revenues outside of Japan in exchange for LINE Plus’s provision of such related sales and marketing services. Primarily as a result of this arrangement, LINE Plus recorded a profit on a stand-alone basis in 2015 and the Company forecasts a pre-tax income for LINE Plus amounting to [***]3 yen and [***]3 yen for the year ending December 31, 2016 and 2017, respectively. Accordingly, the Company concluded that LINE Plus will generate sufficient taxable income in the foreseeable future for a deferred tax asset to meet the recognition criteria. Therefore, the Company recognized deferred tax assets related to previously unrecognized tax loss carryforwards as of December 31, 2015.

As a policy, the Company recognizes deferred tax asset only if the following requirements are met:

i.	the Company or its subsidiaries will have taxable profits before the unused tax losses or unused tax credits expire;

ii.	whether the unused tax losses result from identifiable causes which are unlikely to recur; and

iii.	whether tax planning opportunities available to the Company or its subsidiaries that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

These requirements were considered by the Company for prior losses from continuing operations and to the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized, a deferred tax asset is not recognized.

[3]	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Commission.

Ms. Jan Woo

May 25, 2016

5.	We note your disclosures on pages F-52 and F-53 that you recognized a tax benefit in 2015 of ¥4.3 billion relating to deductible temporary differences which resulted from losses incurred in connection with MixRadio Limited. Please further clarify the nature of this tax benefit and how temporary differences resulted in a change to your effective tax rate.

The Company advises the Staff that the impairment and operating loss of MixRadio Limited (“MixRadio”) did not result in a change to the effective tax rate for the year ended December 31, 2015, as shown in the table below. The Company has disclosed the tax effects separately based on their nature although, combined, they offset each other:

(millions of yen)
MixRadio pre-tax loss on a stand-alone basis (IAS 12.34-12.36) No deferred tax asset was recognized.
-
Page F-52: included in “Assessment of the recoverability of deferred tax assets”	(2,368)
Page F-52: included in “Differences in applicable tax rate of subsidiaries”	(1,852)
Temporary difference arising from the investment in MixRadio Limited (IAS 12.44) Recognition of a deferred tax asset:
-
Page F-52: included in “Tax effect on equity interests in subsidiaries and associates”	4,220

Net impact on the effective tax rate due to MixRadio’s operating loss and impairment:	0

The first two impacts relate to MixRadio’s stand-alone financial statements. No deferred tax asset was recognized from the losses incurred in connection with MixRadio in its stand-alone financial statements as of December 31, 2015 as no future taxable profit would be available on a stand-alone basis. This conclusion resulted from an assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions and an increase in the cost of maintaining the business. Accordingly, no tax benefits were recognized, resulting in an increase to the Company’s effective tax rate.

The impact of this change to the Company’s effective tax rate is included in line items “Assessment of the recoverability of deferred tax assets” (2,368 million yen) and “Differences in applicable tax rate of subsidiaries” (1,852 million yen) in the effective tax rate reconciliation on page F-52. The first impact of 2,368 million yen reflects income tax expense calculated by applying MixRadio’s statutory tax rates to its loss before tax, and the second impact of 1,852 million yen reflects the difference between the Company’s and MixRadio’s tax rates on MixRadio’s loss before tax.

The Company advises the Staff that the tax benefit in 2015 of 4,260 million yen relates mainly to the temporary difference arising from the investment in MixRadio of 4,220 million yen, as stipulated in IAS 12.44. This tax impact offsets the increase in the effective tax rate described above.

The Company recorded a deferred tax asset for this temporary difference because it was probable that the temporary difference as of December 31, 2015 will reverse in the foreseeable future and the taxable profit of the Company will be available against which this temporary difference can be utilized. Therefore, a deferred tax benefit of 4,220 million yen has been included in line item “Tax effect on equity interests in subsidiaries and associates” in the effective tax rate reconciliation on page F-52, resulting in a decrease to the Company’s effective tax rate.

Ms. Jan Woo

May 25, 2016

Footnote (6) on page F-53 has been updated as follows for clarification purposes:

(6)	This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year. This tax effect offsets MixRadio Limited’s stand-alone tax impacts described in (2) and (3) above.

24. Discontinued Operations, page F-67

6.	Clarify how MixRadio meets the criteria in paragraph 32 of IFRS 5 to be considered a discontinued operation. That is, clarify how this operation represents a major line of business.

In evaluating whether MixRadio meets the criteria to be considered a discontinued operation, the Company referred to IFRS 5 paragraph 32:

“A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a) represents a separate major line of business or geographical area of operations,

(b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or

(c) is a subsidiary acquired exclusively with a view to resale.”

The Company notes that, as of December 31, 2015, MixRadio had neither been disposed of nor classified as held for sale. However, the entity has been retrospectively classified as a discontinued operation based on the Company’s consultation with the Staff that began on March 4, 2016.

Criteria (a) is described in further details below. Criteria (b) was met because, in the fourth quarter of 2015, the Company made a strategic decision to focus on its core LINE business and portal segment and to exit the MixRadio business by either selling its operations or, if no buyer was identified, abandoning MixRadio operations in 2016. Also, MixRadio’s exit plan was approved by the board of directors of the Company on December 12, 2015. Criteria (c) is not applicable because MixRadio was not acquired exclusively with a view to resale.

In determining whether MixRadio Limited (“MixRadio”) represented a “major line of business”, the Company performed both a quantitative and qualitative analysis. The Company concluded that MixRadio was a major line of business as a result of the analysis summarized below.

MixRadio, which the Company believes met the definition of a business under IFRS 3, paragraphs B5 — B12 as of December 31, 2015, was a cash-generating unit and a separate reportable segment at the time. As such, MixRadio was considered by management to be a separate business unit for purposes of assessing performance and allocating resources. In February 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in the Company’s overall priorities, the board of directors of the Company approved the abandonment of the MixRadio business. Based on these factors, the Company believes that the abandonment of MixRadio’s operations represented a strategic shift that had a major effect on the Company’s operations and financial results.

From a quantitative perspective, the Company advises the Staff that for the year ended December 31, 2015, MixRadio’s loss, net of tax, of 7,588 million yen was approximately 20 times greater than the Company’s loss from continuing operating for the year ended December 31, 2015 of 384 million yen. Excluding MixRadio’s one-off impairment charges, its loss, net of tax, would still be approximately 18 times greater than the Company’s loss from continuing operations.

Ms. Jan Woo

May 25, 2016

7.	Please separately disclose the impairment losses you recognized as a result of the abandonment of MixRadio. We refer you to paragraph 33(b)(iii) of IFRS 5. Further, please tell us how you considered the disclosure required by paragraph 33(d) of IFRS 5.

The Company advises the Staff that, as described in its response letter dated April 15, 2016, the Consolidated Financial Statements of the Company have been retrospectively revised to reflect the abandonment of MixRadio and present it as a discontinued operation.

Under IFRS 5, the Company would have presented the results and cash flows of MixRadio as a continuing operation for the year ended December 31, 2015 because the abandonment took place on March 21, 2016. The impairments recognized for the year ended December 31, 2015 resulted from the Company’s annual impairment tests. As such, the Company recognized and disclosed the impairment charges of MixRadio according to the disclosure requirements of the relevant classes of assets, as described below.

In response to the Staff’s comment and in order to improve the clarity of the disclosures, the Company has revised its disclosure on page F-68 of Draft No. 8 to include a reference to Note 12 to its Consolidated Financial Statements, as Note 12 discloses the impairment charges recorded on goodwill, intangible assets with definite useful lives, and property and equipment, as required by IAS 36.126.a, IAS 38.118.e.iv, and IAS 16.73.e.v.

The following sentence has been added on the page F-68 of Draft No. 8: “The expenses for the year ended December 31, 2015 include impairment losses incurred attributable to the MixRadio segment. Refer to Note 12 (1), (3) Impairment for further details.” The Company also refers the Staff to Note 12(1)(b) and (3).

With regards to paragraph 33(d) of IFRS 5, in response to the Staff’s comment, the Company has revised the table on page F-68 to disclose the amount of income from discontinued operations attributable to the shareholder of the Company.

Ms. Jan Woo

May 25, 2016

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We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of the entire working group, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 8 or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:        Laura Veator, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Mitchell Austin, Staff Attorney

Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Craig B. Brod, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.

David Sneider, Esq.

Youngjin Sohn, Esq.

Simpson Thacher & Bartlett LLP